                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 10)*

                       RADA ELECTRONIC INDUSTRIES LIMITED
                    ----------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, Par Value NIS .005 Per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    750115305
                    ----------------------------------------
                                 (CUSIP Number)

                              Robert T. Burke, Esq.
                                   MBV Law LLP
                                855 Front Street
                             San Francisco, CA 94111
                                 (415) 781-4400
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 20, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
-------------------                                          -----------------
CUSIP NO. 750115305                                          PAGE 2 OF 5 PAGES
-------------------                                          -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Howard P.L. Yeung
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              3,597,994
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,597,994
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                    10
       WITH               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,597,994
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                     [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

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SCHEDULE 13D
-------------------                                          -----------------
CUSIP NO. 750115305                                          PAGE 3 OF 5 PAGES
-------------------                                          -----------------

     This Amendment amends Item 5 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong ("H. Yeung"), on June 8, 1998, as amended by amendments to the Schedule 13D filed on August 11, 1999, February 1, 2001, March 28, 2001, April 23, 2001, May 21, 2001, July 17, 2001,
October 10, 2001, December 12, 2001, and January 28, 2002, relating to the Ordinary Shares, par value NIS.005 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such item as set forth below.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

     (a) H. Yeung owns directly 3,362,082 Ordinary Shares, representing approximately 24.3% of the outstanding Ordinary Shares. If H. Yeung were to exercise the First Stock Purchase Warrant and the 2001 Warrant previously reported, he would own 3,597,994 Ordinary Shares, representing approximately 25.6% of the outstanding Ordinary Shares. These percentages are based on 13,816,829 Ordinary Shares issued and outstanding as of November 23, 2001, according to Rada's Proxy Statement dated November 27, 2001. Any percentages in this report that assume exercise of warrants include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be acquired by the exercise of such warrants.

     As previously reported, H. Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"). Horsham currently owns 1,350,086 Ordinary Shares (the "Horsham-Rada Shares"). The Shareholders' Agreement previously reported is no longer in effect, and Horsham therefore no longer has the shared power to vote any Ordinary Shares. If, by virtue of his ownership interest in Horsham, H. Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, H. Yeung would be the beneficial owner of 4,948,080 Ordinary Shares (assuming full exercise of the First Stock Purchase Warrant and the 2001 Warrant). Such 4,948,080 Ordinary Shares would represent approximately 35.2% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that H. Yeung is the beneficial owner of the Horsham-Rada Shares.

     (b) H. Yeung has sole voting and sole dispositive power over the Ordinary Shares acquired as described under Item 5(c) below.

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SCHEDULE 13D
-------------------                                          -----------------
CUSIP NO. 750115305                                          PAGE 4 OF 5 PAGES
-------------------                                          -----------------

     (c) H. Yeung has purchased Ordinary Shares as described below. All transactions were purchases in the open market:

                 Date         Ordinary Shares          Price per Share

               01/16/02               500                  1.71000
               01/17/02               500                  1.72000
                                   20,000                  1.70000
               01/18/02               500                  1.75000
                                    9,900                  1.70000
               01/22/02               500                  1.74000
               01/23/02               500                  1.72000
                                    4,000                  1.70000
                                      400                  1.66000
               01/24/02               500                  1.74000
                                      400                  1.70000
               01/25/02               500                  1.74000
                                    1,000                  1.70000
               01/28/02               500                  1.71000
                                    4,000                  1.70000
                                    2,000                  1.69000
               01/29/02               500                  1.75000
               01/30/02               500                  1.80000
                                      100                  1.70000
               01/31/02               500                  1.73500
                                    4,700                  1.70000
               02/01/02               500                  1.74000
                                      616                  1.70000
               02/04/02               500                  1.74000
                                    2,000                  1.70000
               02/05/02               500                  1.74000
               02/06/02               500                  1.74000
               02/07/02               500                  1.74000
                                    1,800                  1.70000
               02/08/02               500                  1.75000
               02/11/02               500                  1.80000
               02/12/02               500                  1.80000
               02/13/02               500                  1.75000
                                    1,100                  1.70000
               02/15/02               500                  1.75000
               02/19/02               500                  1.75000
               02/19/02               500                  1.74000
                                    2,000                  1.70000
               02/20/02             4,500                  1.66110
               02/21/02               500                  1.75000
                                    3,000                  1.70000
               02/22/02               500                  1.75000
               02/25/02               500                  1.80000
               02/26/02               500                  1.75000
               02/27/02               500                  1.75000
                                    4,400                  1.70000

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SCHEDULE 13D
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CUSIP NO. 750115305                                          PAGE 5 OF 5 PAGES
-------------------                                          -----------------


               02/28/02               500                  1.75000
                                    1,100                  1.70000
               03/01/02               500                  1.80000
               03/04/02               500                  1.75000
               03/05/02               500                  1.75000
                                      400                  1.70000
               03/06/02               500                  1.75000
               03/07/02               500                  1.75000
                                    2,140                  1.70000
               03/08/02               500                  1.74000
                                   11,100                  1.70000
                                    4,800                  1.69000
                                    2,000                  1.68000
               03/11/02               500                  1.72000
                                    5,000                  1.70000
               03/12/02               500                  1.72000
                                    5,000                  1.70000
               03/14/02             1,300                  1.65000
               03/20/02            20,000                  1.60000

     (d)  Not applicable.

     (e)  Not applicable.


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2002

        /s/ Howard P.L. Yeung
------------------------------------
        Howard P.L. Yeung